Forlink Software Corporation, Inc.

Shenzhou Mansion 9F, ZhongGuanCun South Street, No. 31,

Haidian District, Beijing, China, 100081

July 3, 2013

VIA EDGAR

Nicholas P. Panos
Senior Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re:         Forlink Software Corporation, Inc.

Schedule 13E-3

Filed May 24, 2013

File No. 005-62303

Preliminary Information Statement on Schedule

14C Filed May 24, 2013

File No. 000-18731

Dear Mr. Panos:

Forlink Software Corporation, Inc., a Nevada corporation (the “Company”), Mr. Yi He and Mr. Hongkeung Lam (each, the “Filing Person”, collectively, the “Filing Persons”) are in receipt of the letter dated June 19, 2013 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in respect of the Transaction Statement on Schedule 13E-3 filed by the Filing Persons on May 24, 2013 (the “Schedule 13E-3”) and the Preliminary Information Statement on Schedule 14C filed by the Company on the same day (the “Schedule 14C”). The Filing Persons’ responses to the Staff’s comments are set forth in this letter. For your convenience, the Staff’s comments are reproduced in italic type and are followed by the Filing Persons’ responses. The disclosure in the Schedule 13E-3 and Schedule 14C has been revised in response to certain of the Staff’s comments. Capitalized terms used but not defined herein have the meanings assigned to such terms in the filings referenced above.

July 3, 2013

Schedule 13E-3

Item 5. Past Contracts, Transactions, Negotiations and Agreements, page 2

1.          We noticed that no reportable transactions or events were disclosed pursuant to Item 5(a). The Form 10-K for the fiscal year ended December 31, 2012, and the information statement on Schedule 14C filed on May 24, 2013, however, disclose that Forlink, from time to time, received from or made repayments to Mr. He. Refer to Item 1005(a) of Regulation M-A and revise or advise as appropriate.

Response: We have revised the Item 5(a) of Schedule 13E-3 to incorporate by reference of the information set forth in the Schedule 14C under the caption “Certain Relationships and Related Party Transactions”.

Item 8. Fairness of the Transaction, page 3

2.          In subparagraph (c), we noticed the Forlink intends to incorporate information by reference under the caption titled, “Special Factors – Stockholder Approval.” There exists no section with that caption in the corresponding Schedule 14C. Please revise or advise.

Response: We have replaced the reference of “Special Factors – Stockholder Approval” with “Special Factors – Vote Required” in subparagraph (c) of Item 8 of Schedule 13E-3 as the latter was the correct subheading of the section in the Schedule 14C.

Item 13. Financial Statements, page 5

3.          We noticed that Forlink is relying in part upon information included under the caption “Financial and Other Information” in order to fulfill its disclosure obligations. On page 21 of the Schedule 14C, however, the ratio of earnings to fixed charges is represented as being not applicable. Please provide us with the legal basis upon which the filing persons have relied to conclude that no ratio is required to be disclosed.

Response: We have included the ratio of earnings to fixed charges in the revised disclosure as required under Schedule 13E-3.

4.          Please advise us, with a view towards revised disclosure, how Forlink met its Item 13 obligation to disclose financial information in accordance with Item 1010(a) of Regulation M-A.

July 3, 2013

Response: The Schedule 14C contains the summarized financial information required by Item 1010(c) of Regulation M-A, instead of the financial statements required by Item 1010 (a) and (b). This was permitted by instruction under Item 13 of Schedule 13E.

Furthermore, we have revised the Schedule 13E-3 to incorporate by reference the financial information required under Item 1010(a) of Regulation M-A, i.e., the audited consolidated financial statements of the Company for the year ended December 31, 2012 filed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012; The unaudited consolidated financial statements of the Company for the fiscal quarter ended March 31, 2013 filed in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2013, in addition to our original disclosure in the Schedule 13E. The Schedule 14C contains the instruction on how such financial information can be obtained under “AVAILABLE INFORMATION” column.

5.          We noticed that the section titled pro forma information in subparagraph (b) has been designated as being not applicable. Please advise us how the conclusion was reached that pro forma information is immaterial given that it appears the potential exists for unaffiliated security holders to maintain their interest in Forlink after the contemplated reverse split has been consummated.

Response: We believe pro forma information was not applicable in the Company’s situation because the transaction value, or the buyout price of $193,879 is immaterial as it merely represents 2.11% of the Company’s total assets and 9.1% of net profit as of March 31, 2013 and 4.6% of total assets and 9.9% of the net loss as of December 31, 2012.

Preliminary Information Statement on Schedule 14C

6.          The introductory discussion refers to “Rule 14(c).” As no “Rule 14(c)” exists, please revise to state that the information statement is being provided pursuant to Section 14(c) under the Securities Exchange Act of 1934 and corresponding Regulation 14C promulgated thereunder.

Response: We have corrected the reference of “Rule 14(c)” in the introductory discussion of Schedule 14C according to the Staff’s comment.

Summary of Terms, page 1

7.          The discussion regarding the fairness of the transaction has been offered by the board. Item 8 of Schedule 13E-3 and corresponding Item 1014(a) of Regulation M-A apply, by their terms, to the issuer engaged in the Rule 13e-3 transaction. Please revise to affirmatively indicate, if true, that the board of directors is expressing the fairness determination on behalf of the issuer. In addition, please make conforming changes throughout the disclosure document.

July 3, 2013

Response: We have revised the disclosure under Summary of Terms section and throughout the Schedule 14C to indicate the Board, on behalf of the Company, is expressing the fairness determination.

Special Factors

Reasons for and Purposes of the Reverse/Forward Split, page 3

8.          The disclosure indicates that Forlink is undertaking this transaction to avoid the costs of being a public company, and that these costs have been increasing. On page 6, Forlink represents that the public company costs were approximately $350,000 during 2012. Please quantify the increases to which Forlink alluded to the extent practicable. Please explain how such increases led Forlink to undertake the transaction at this particular time. Refer to Items 1004(a)(2)(iii) and 1013(c) of Regulation M-A.

Response: The increase in costs are associated with a view that if the capital market environment warms up, the Company may incur fees related to the retention of an IR firm, undertaking road shows, maintaining corporate website, upgrading to a major stock exchange, hiring more in-house personnel responsible for public company’s matters, all of which are not currently included in the annual cost of $350,000. However, in view of the negative macro capital market environment during the past two years, amid a trend of the founders of US-listed companies based in China taking their companies private, given the fact the Company has not gained much benefits from its public company status since it went public in 1999, the Company believes it is not likely to make use of the advantages for raising capital, or other purposes that its status as a public reporting company may offer and it is time to pursue the “going-private” transaction at this time.

9.          Forlink states that in light of its current size, opportunities and resources, the board believes that public company compliance costs are not justified. To better illustrate the effects of the transaction, please supplement the disclosures to quantify the public company reporting costs in the context of overall revenues and net losses/income for the most recent fiscal year, and interim period. Refer to Item 1013(d) and Instruction 2 to Item 1013 of Regulation M-A.

Response: We have revised the disclosure to quantify the public company reporting costs in the context of overall revenues and net losses/income, according to the Staff’s comment.

July 3, 2013

Strategic Alternatives Considered, page 4

10.         We note that in making the determination to proceed with the Reverse/Forward Stock Split, the board briefly considered other strategic alternatives. Please clarify what is meant by “briefly” considered, and consider quantifying the time period spent discussing this matter.

Response: We have revised the disclosure to state “…during the period from January to March 2013, the Board considered other strategic alternatives. ” In addition, we have inserted conforming disclosure in “Background of the Reverse/Forward Stock Split” section.

Background of the Reverse/Forward Stock Split, page 5

11.         We noticed that while Forlink expected to be able to leverage public markets for capital formation purposes, the low trading volume of its stock has reduced the expected benefits. In light of the fact that trading volume in Forlink stock appears to have rarely exceeded 5,000 shares per day since January 1, 2008, please disclose how trading volumes led you to undertake the transaction at this particular time. Refer to Items 1004(a)(2)(iii) and 1013(c) of Regulation M-A.

Response: Since trading volumes have not been improved over so many years and remain unlikely to be changed in the near future, given the factors set forth in the Schedule 14C and our response to comment 8 above, the Company believes it is time to undertake the transaction at this time.

12.         Please revise your disclosure to explain the basis for the view that Mr. He became increasingly aware of what he perceived was a trend in going private transactions. For example, disclose whether the perception was the result any empirical analysis.

Response: We have revised the disclosure according to the Staff’s comments.

13.         Please ensure that the summaries of the meetings of the board of directors clearly indicate on what date each discussion took place. For example, it is not clear when the board discussed the advisability of involving professional advisors in the transaction or when the board considered forming a special committee.

Response: We have revised the disclosure to clarify that it was at a telephonic meeting of the board held on March 21, 2013 that it discussed “the advisability of involving professional advisors in the transaction” and considered whether to form a special committee.

14.         Please clarify the date on which a discussion was held on the matter with Pryor Cashman. It is unclear whether the discussion occurred at the time of the board meeting held on March 21, 2013 or when Pryor Cashman was retained to represent and advise Forlink on March 27, 2013.

July 3, 2013

Response: The Company discussed certain matters on its board meeting with Pryor Cashman on March 21, 2013 and retained Pryor Cashman on March 27, 2013. The disclosure has revised to clarify it.

15.         Please describe the discussions that led the board to select Forefront Capital Services, LLC as an outside advisor. Refer to Item 1015(b)(3) of Regulation M-A.

Response: The Board compared three different appraisal firms. Based on their experiences including the familiarity with China-based corporations (Forefront has banked small cap to mid-cap China-based U.S. listed companies), the price quotes (Forefront quoted $30,000 while others’ ranges from $40,000 to $50,000) and the size of the deal, the Board believes Forefront Capital Services LLC is the most suitable firm to serve as an outside advisor on this transaction.

16.         Please advise us, with a view toward revised disclosure, how the board set a price of $0.26 per pre-reverse split share of common stock. Refer to Item 15 of Schedule 13E-3 and corresponding Item 1011(c) of Regulation M-A.

Response: Based on the factors described under “Special Factors - Factors Considered to Determine Fairness”, which is referred to in the paragraph, the board set a price of $0.26 pre pre-reverse split share of common stock.

17.         Please file as exhibits all materials provided to your board of directors in the context of its evaluation of the terms of this transaction, and describe these materials in this section.

Response: The materials provided to the Board was the Valuation Report, which has been filed as an exhibit to Schedule 14C. No other written materials were provided to the Board.

Effects of the Reverse/Forward Stock Split, page 6

18.         Please explain in further detail whether the board considered any alternative reverse split ratios, and if so, why the board selected the ratio that has been presented.

July 3, 2013

Response: Based on information available to us as of May 17, 2013, we estimate that the Transaction will reduce our record holders from 471 to 16 and holders of our common shares holding in street name from 444 to 13. The reduction in the number of our record holders to fewer than 300 will enable us to deregister our common shares and suspend our duty to file periodic reports and other information with the SEC and will substantially reduce the information required to be furnished by us to our shareholders and to the SEC. The Company’s rationale for applying the Reverse Stock Split ratio of 30,000-to-one to all shareholders is that if a large enough number of holders holding in street name remained following the Transaction, and thereafter became shareholders of record, the Company could again become subject to reporting obligations under Section 12(g) of the Exchange Act. By reducing the number of shareholders of record well below 300 and reducing the number of holders holding in street name, we believe we have sufficiently limited the risk of having to re-commence filing reports with the SEC and to re-register under the Exchange Act.

19.         The disclosure indicates that following completion of the transaction, Forlink would no longer be subject to the federal securities laws. Notwithstanding disclosure elsewhere in the information statement, please revise to specify the federal securities laws that will no longer apply upon consummation of the transaction.

Response: We have revised the disclosure in the Schedule 14C accordingly.

20.         Please expressly indicate that shareholders who receive cash in exchange for their shares will not have the opportunity to participate in future profits. Please include quantitative disclosure of your net profits. Refer to Instruction 2 to Item 1013.

Response: We have revised the disclosure in the Schedule 14C accordingly.

Potential Disadvantages of the Reverse/Forward Stock Split, page 7

21.         Please revise to discuss the risks to continuing security holders as a result of Forlink terminating its reporting requirements. For example, please explain the risk to security holders arising from Forlink not filing periodic reports, and whether the absence of such reports will detrimentally impact shareholders’ ability to obtain information regarding the financial and operational status of the company’s subsidiaries and variable interest entities located in the People’s Republic of China. Refer to Instruction 2 to Item 1013 of Regulation M-A.

Response: We have revised the disclosure in the Schedule 14C accordingly.

22.         Although the increased ownership concentration by management upon consummation of the transaction has been discussed, please revise to identify the resultant potential detrimental elements of such ownership concentration for continuing shareholders.

July 3, 2013

Response: We have revised the disclosure in the Schedule 14C accordingly.

Financial Effect of the Reverse/Forward Split, page 7

23.         We noticed that the transaction will require approximately $369,879 of cash, which will be paid out of working capital. Forlink has disclosed that it does not believe the decrease in working capital will have a material adverse effect on its capitalization, liquidity, results of operations or cash flows. On page 4, however, the disclosure indicates that the company spent approximately $350,000 in annual public company reporting costs, and characterize such costs as significant. Given that the transaction costs exceed your annual reporting costs, please explain why the characterization of these costs differs in order to avoid the appearance that conclusory statements have been offered as disclosure responsive to Item 1013 of Regulation M-A. Refer to Instruction 1 to Item 1013.

Response: We have removed the characterization of “significant” when describing the $350,000 in annual public company reporting costs. However, the transaction cost here is only a one-time incurrence while the annual cost for being a public company is recurring each year and it may increase in the future.

24.         While we understand that a majority vote of the unaffiliated stockholders is not required under applicable law, please also affirmatively state that the transaction is structured so that approval of at least a majority of unaffiliated security holders is not required. Refer to Item 1014(c) of Regulation M-A. Refer to General Instruction E of Schedule 13E-3 which requires that negative responses to the disclosures required by Items 7-9 must be provided.

Response: We have revised the disclosure in the Schedule 14C accordingly.

Fairness of the Reverse/Forward Stock Split, page 8

25.         We note that the board also did not retain an unaffiliated representative to act solely on behalf of the unaffiliated stockholders. Please supplement this disclosure by indicating that retention of the unaffiliated representative would have been “for purposes of negotiating the terms of the Rule 13e-3 transaction and/or preparing a report concerning the fairness of the transaction.” See Item 1014(d) of Regulation M-A.

Response: We have revised the disclosure in the Schedule 14C accordingly.

Factors Considered to Determine Fairness, page 9

July 3, 2013

26.         We note that the board of directors “incorporated” the valuation report into its fairness determination. It does not appear, however, that the board independently considered net book value, going concern value, and liquidation value given that the valuation report does not expressly opine on such values. In this regard, we note that the valuation report provides a list of considerations without estimating the identified values, or providing ultimate conclusions. Please direct us to the exact location in the valuation report where these values have been disclosed. To the extent such values have been explicitly addressed, please revise to state, if true, that the board adopts the analyses supporting those valuations. See Q&A No. 20 in Exchange Act Release 17719 (April 13, 1981). If, conversely, the analyses and corresponding valuations have not been provided in the valuation report, the board must independently address these factors. Refer to Instruction 2 to Item 1014 of Regulation M-A.

Response: The valuation report provides a list of considerations without estimating the identified values. We have revised the disclosure to discuss the net book value, going concern value and liquidation value, as the board independently considered.

27.         Please expand the disclosure to discuss the basis for the board’s conclusion that the fairness opinion could not be obtained in a reasonable amount of time.

Response: As we described in the Schedule 14C, the Board did not believe it was necessary or advisable to also seek a fairness opinion because the cost and time that would be consumed in doing so would exceed the benefits of a fairness opinion due to the relatively low total value of the fractional interests to be cashed out. In this regard, it is more of a concern of the price associated with the fairness opinion than the amount of time. The board was informed that it could take $125,000 to obtain a fairness opinion from Forefront while the total buy-out price is $193,879. We removed the reference of “the Board’s desire to terminate our public reporting requirements under the Exchange Act and deregister in a reasonable period of time.” from the discussion.

Fairness Determination by Mr. Yi He and Mr. Hongkeung Lam, page 11

28.         We noticed that these two affiliates of Forlink “adopted” the fairness determination of the board of directors. While no objection will be made if the affiliates elect to “adopt” the analyses and conclusions produced by another party as the factors upon which each relied to support their fairness determination provided that such parties expressly addressed the factors delineated in Instruction 2 to Item 1014 of Regulation M-A, each of the parties remains obligated to disclose their own fairness determination in order to satisfy the disclosure requirement imposed by Item 8 of Schedule 13E-3. Please revise.

Response: We have revised the disclosure in the Schedule 14C accordingly.

July 3, 2013

Third Party Valuation Report, page 11

29.         Please discuss in greater detail the bases for, and method used in, selecting the financial advisor. While an overview of the financial services provided by the advisor already has been included, please summarize the advisor’s qualifications. See Item 1015(b) of Regulation M-A.

Response: Please refer to the response to comment 15. In addition, the advisor is a division of Forefront Group, LLC which includes Forefront Capital Markets, LLC, a FINRA registered broker-dealer.

30.         On page B-3, Forefront Capital Services states that it based its report on information supplied by Forlink and information that is publicly available. Describe the type of information that Forlink or its representatives provided to Forefront Capital Services.

Response: Forefront Capital Services (“Forefront”) had reviewed and analyzed the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2012 and the quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2013. Forefront asked certain questions arising from its review and analysis of such publicly available information on a conference call by and among the Company, the Company’s counsel and Forefront on which the Company extended its responses.

31.         While Forlink’s Form 10-K for fiscal 2012 indicates that Forlink has approximately 61 patents in the PRC, the Schedule 14C indicates Forlink has only $225,000 of property, plant and equipment to liquidate in a forced liquidation. Please reconcile this apparent inconsistency and/or disclose whether intangible assets were included in the valuation conclusions.

Response: We have removed the sentence “The Company has only $225,000 of property, plant and equipment to liquidate in a forced liquidation.” from the Schedule 14C because that was not an accurate summary of what the valuation report meant to state. Furthermore, the intangible assets were not given much weight in the exercise because the value was de minimus given most of such intellectual property has been out of date (although the rights therein have not been expired) and are no longer used in the Company’s products.

Interests of Certain Persons, page 17

32.         We note that disclosure has been provided regarding the percentage interests held by certain affiliates before and after the transaction. Please revise this disclosure to provide all of the information requested by Instruction 3 to Item 1013 of Regulation M-A.

July 3, 2013

Response: We have revised the disclosure in the Schedule 14C according to the Staff’s comment.

33.         Revise to indicate, if true, that the affiliates engaged in this Rule 13e-3 transaction will become the direct beneficiaries of the cost savings associated with Forlink no longer having to comply with the federal securities laws. Quantify this benefit to the extent practicable, and disclose that these estimated future savings available to Forlink will be a recurring benefit. See Instruction 2 to Item 1013 of Regulation M-A.

Response: We have revised the disclosure in the Schedule 14C according to the Staff’s comment.

34.         We noticed that Forlink has suffered losses on a per share basis in each of the last two fiscal years. Please revise to indicate, if true, that the affiliates engaged in this transaction as well as any continuing stockholders will become the beneficiaries of Forlink’s future use of operating loss carryforwards.

Response: The losses are on the books of the Company’s VIE, or variable interest entity in China. From tax point of view, such loss may benefit the VIE in China going forward, but it does not impact the Company in the U.S. because financial reporting subject (the ones consolidated in U.S. GAAP including the VIE) and tax reporting subject (those who should bear the tax obligation) are subject to different regulations and they do not necessarily overlap.

Company Information

Company Securities, page 21

35.         We note the representation that Forlink has provided trading and quotation prices for only the last five quarters. Forlink’s stock appears to have been traded, however, for each quarter during the past two years. Please revise or advise. Refer to Item 1002(c) of Regulation M-A.

Response: We have revised the disclosure in the Schedule 14C to identify the high and low bid quotations and the source of the quotations for each quarter during the past two years, as requested by Item 1002(c) of Regulation M-A.

July 3, 2013

Executive Officers and Directors of the Company, page 22

36.         We noticed the representation that “to your knowledge,” none of Forlink’s directors or executive officers has been involved in any legal proceedings as described in Item 401(f) of Regulation S-K. Please revise this disclosure to eliminate this qualification, or advise.

Response: We have removed the qualification of “to our knowledge” in the Schedule 14C according to the Staff’s comment.

Appendix B, Third Party Valuation Report of Forefront Capital Services, LLC

General

37.         On page B-3 of the valuation report Forefront Capital Services indicates that its report pertains to the valuation of minority shares; however, on pages B-1 and B-5, when providing its ultimate conclusion, Forefront Capital Services states that its valuation relates to the Company’s common stock. Please advise.

Response: The report is to review and analyze the value of the Company’s Common Stock in connection with the Transaction. The fair market value of all the outstanding Common Stock constitute the fair market price of the “enterprise value” while the minority stockholders’ shares are its pro rata portion. The valuation report was revised to make the three references consistent to one another.

38.         We noticed that Forefront Capital included a disclaimer indicating the contents of the valuation report could not be disclosed without its prior written consent or used for any purpose other than advising Forlink’s board of directors. The inclusion of this language implies that absent such written consent, security holders may not rely on the information in the exhibit. Please revise to remove this implication by disclosing, if true, that Forefront Capital provided its written consent for the valuation report to be filed as an exhibit and has no objection to security holders being able to rely upon the disclosures.

Response: The content of cover letter of the valuation report has been revised accordingly.

Corporate Liquidity and Operational Considerations, B-18

July 3, 2013

39.         The valuation report indicates that Forlink has recently invested funds in Forlink Beihai to transition the Company’s business to address a new uncertain market opportunity. Please tell us why this information was not disclosed elsewhere in the filing. Refer to Item 1006(c)(5) of Regulation M-A.

Response: We stated “We expect our business and operations to continue as they are currently being conducted …” under the caption of “Conduct of Our Business After the Transaction”. Item 1006(c)(5) of Regulation M-A requires the issuer to describe any plans, proposals or negotiations that relate to or would result in “any other material change in the subject company’s corporate structure or business …” Given the fact the Company disclosed the Beihai investment in the Company’s quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2013 and Beihai investment has already become public information and not a plan or proposal, we do not believe it needs to repeat in the Schedule 14C.

Other

40.         To the extent that Forlink’s legal counsel assists Messrs. He and Lam with their individual compliance obligations, we note that such persons do not appear to have filed amendments to the Schedule 13D filed on December 7, 2001. Section 13(d)(2) and corresponding Rule 13d-2(a) states that upon the material change of information contained in a Schedule 13D filing, an amendment shall promptly be filed disclosing that change. Based on information contained in the filings under review, it appears that, among other relevant provisions, Item 4 subparagraphs (e) and (i) of the Schedule 13D should have been amended to reflect their participation in and impending plans regarding the reverse/forward stock split. Please advise as to whether Forlink’s counsel is assisting Messrs. He and Lam with these matters.

Response: Messrs. He and Lam will have their joint Amendment to Schedule 13D filed with the Commission soon.

***

July 3, 2013

We acknowledge that the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing. We further acknowledge that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the filing persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding our response to the Staff’s comments or wish to discuss this matter further, please do not hesitate to contact our counsel at 212-326-0199.

Sincerely

Forlink Software Corporation, Inc.

By:	/s/ Yi He
Name:	Yi He
Title:	Chairman and Chief Executive Officer

/s/ Yi He
Yi He

/s/ Hongkeung Lam
Hongkeung Lam